BUSINESS CORPORATIONS ACT	FORM 4
(SECTION 27 OR 171)

Alberta MUNICIPAL AFFAIRS Registries	Articles of Amendment
1. NAME OF CORPORATION:	2. CORPORATE ACCESS NUMBER:
Paramount Resources Ltd.	2012899189

3.     THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to section 173(1)(h) of the Business Corporations Act (Alberta), the authorized but not issued Class X Preferred Shares, Class Y Perferred Shares and Class Z Preferred Shares of the Corporation are cancelled and the schedule incorporated into and forming part of the Corporation's articles setting forth the Corporation's authorized share capital is replaced in its entirety with the attached schedule.

DATE	SIGNATURE	TITLE
May 16, 2007	_____________________________________________________	Corporate Secretary
Charles E. Morin
FOR DEPARTMENTAL USE ONLY		FILED

THIS SCHEDULE IS INCORPORATED INTO AND FORMS PART OF
THE ARTICLES OF PARAMOUNT RESOURCES LTD. (the "Corporation")

The Corporation is authorized to issue an unlimited number of Class A Common Shares and an unlimited number of Preferred Shares.

1.     CLASS A COMMON SHARES

The Class A Common Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

1.1     Voting Rights

The holders of the Class A Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled to one (1) vote in respect of each Class A Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series at such meeting; provided that if the Corporation fails to pay the full amount of any dividend declared by the board of directors of the Corporation on the Class A Common Shares on the date specified for payment of such dividend, then, for so long as any dividends remain in arrears on the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to two (2) votes in respect of each Class A Common Share held at all meetings of the shareholders of the Corporation.

1.2     Dividends

Subject to the rights of the holders of any shares of the Corporation ranking senior to the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to receive such dividends as the directors of the Corporation may, in their discretion, declare thereon.

1.3     Liquidation, Dissolution or Winding-Up Subject to the rights of the holders of any shares of the Corporation ranking senior to the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to share equally, share for share, in the remaining property of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2.     PREFERRED SHARES

The Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1     Directors Authority to Issue in One or More Series

The directors of the Corporation may issue the Preferred Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the Articles, the rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions. Before the issue of the first shares of a series, the directors of the Corporation shall file Articles of Amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors of the Corporation and obtain a Certificate of Amendment in respect thereof for such issue.

2.2     Ranking of Preferred Shares

No rights, privileges, restrictions or conditions attached to a series of Preferred Shares shall confer upon such series a priority in respect of voting, dividends or return of capital over any other series of Preferred Shares that are then outstanding. The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, be entitled to preference over the Common Shares of the Corporation and over any other shares of the Corporation ranking junior to the Preferred Shares. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participated rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common Shares of the Corporation and over any other shares of the Corporation ranking junior to the Preferred Shares as may be determined in the case of such series of Preferred Shares in accordance with paragraph 2.1 hereof.

2.3     Voting Rights

Except as hereinafter referred to or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of Preferred Shares, as a class, shall not be entitled, as such, to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

2.4      Amendments

The rights, privileges, restrictions and conditions attaching to the Preferred Shares may be added to, changed or removed but only with the approval of the holders of Preferred Shares given in accordance with paragraph 2.5 hereof.

2.5     Approval of Holders of Preferred Shares

The approval of the holders of Preferred Shares as to any and all matters requiring the consent of the holders of the Preferred Shares may be given in such manner as may then be required by law, subject to a minimum, requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of Preferred Shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting, or any adjourned meeting and the conduct thereof, shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by the Business Corporations Act (Alberta). On every poll taken at a meeting of holders of Preferred Shares, each holder of Preferred Shares entitled to vote thereat shall have one (1) vote in respect of each Preferred Share held.